EXHIBIT 1

FOR IMMEDIATE RELEASE	16 April 2012

WPP PLC (“WPP”)

Kantar Retail agrees to acquire minority interest in retail consultancy GME in the UAE

WPP announces that Kantar Retail, its wholly-owned insight and consultancy business, has agreed to acquire a minority interest in G.M.E.FZ-LLC (“GME”) based in Dubai, subject to regulatory approvals.

Founded in 2007, GME offers retail insight and consultancy services to clients across all business sectors. The business employs 16 people and clients include Arla, BP, Heineken, J&J and Samsung. GME has been Kantar Retail’s franchise partner in Dubai since 2007 and now becomes a full member of the Kantar Retail network.

GME’s revenues for the year ended 31 December 2011 were approximately AED 9.5 million, with gross assets at the same date of approximately AED 2.6 million.

This acquisition continues WPP’s strategy of investing in important sectors and its commitment to developing its businesses in the important and fast-growing Middle East markets. Collectively Group companies (including associates) employ 3,500 people in the Middle East generating revenues of nearly US $400 million.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204